

8-53392


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
SECTION

BP 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olympus Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Changebridge Road, B-1
(No. and Street)

Montville,	NJ	07045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBUR OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Carrazza 973-575-7020
(Area Code-Telephone Number)

B ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Silverman Linden Johnson LLP
(Name-*if individual, state last, first, middle name*)

1500 Broadway	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contain in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 3/15

OATH OR AFFIRMATION

I, James M. Carrazza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olympus Securities LLC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chairman/President
Title

02/23/2007

GRACE CARRAZZA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 02/08/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirement Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2006

AND

INDEPENDENT AUDITORS' REPORT

Silverman Linden Johnson LLP
Certified Public Accountants

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Silverman Linden Johnson LLP
Certified Public Accountants



Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF OLYMPUS SECURITIES, LLC:

We have audited the accompanying statement of financial condition of OLYMPUS SECURITIES, LLC as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OLYMPUS SECURITIES, LLC at December 31, 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Linden Johnson LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2007

OLYMPUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 425,551
Accounts receivable	1,172,669
Marketable securities, at market/fair value (cost $743,127)	808,883
Total current assets	2,407,103
PROPERTY, PLANT & EQUIPMENT	
Leasehold improvement	32,085
Equipment	23,824
Less: accumulated depreciation	(27,043)
Total property, plant & equipment	28,866
OTHER ASSETS	
Other assets	1,000
Total other assets	1,000
TOTAL ASSETS	$ 2,436,969

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 377,750
Securities sold, but not yet purchased (proceeds $948,056)	1,128,085
TOTAL LIABILITIES	1,505,835
MEMBERS' EQUITY	
Members' equity	931,134
TOTAL MEMBERS' EQUITY	931,134
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,436,969

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Fees	$ 2,388,643
Commission income	804,611
Net realized gain on investments	731,705
Net loss in unrealized investments	(277,514)
Interest and dividend income	64,224
Other income	17,481
	3,729,150
EXPENSES	
Commission expense	1,994,214
Payroll expense	243,865
Professional fees	45,335
Insurance expense	39,425
Occupancy expense	174,472
Registration fees	11,679
Utilities expense	29,619
Clearance charges	171,607
Amortization expense	2,177
Depreciation expense	2,340
Computer expense	16,200
Equipment rental	142,607
Office expense	20,190
Travel and entertainment	35,626
Misc expenses	3,394
	2,932,750
INCOME BEFORE TAX PROVISION	796,400
Tax provision	-
NET INCOME	$ 796,400
MEMBERS' EQUITY	
Beginning of Year	637,734
End of Year	$ 931,134

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Members' Equity
Balance, January 1, 2006	$ 637,734
Contributions of capital	-
Distributions of capital	(503,000)
Net income	796,400
Balance, December 31, 2006	$ 931,134

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	796,400
Adjustments to reconcile net income to net cash provided in operating activities:		
Depreciation and amortization expense		4,517
Net loss in unrealized investments		277,514
Changes in operating assets and liabilities		
Receivables		(735,204)
Net Proceeds from sale of investment securities		166,474
Accrued expenses		361,891
Net cash provided by operating activities		871,592
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(2,340)
Net cash used in investing activities		(2,340)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions of capital		(503,000)
Net cash used in financing activities		(503,000)
NET INCREASE IN CASH		366,252
CASH		
Beginning of year		59,299
End of year	$	425,551

The accompanying notes are an integral part of these financial statements.

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE 1: ORGANIZATION AND OPERATIONS

Olympus Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is based on the useful lives of the assets and is computed using the straight-line method. For income tax purposes, accelerated depreciation is used, which does not result in a material difference for financial statement purposes. Material improvements and betterments are capitalized while maintenance and repairs are charged to operations as incurred.

Income Taxes

The Company has elected Limited Liability Company ("LLC") status under the Internal Revenue Code. The Company's net income or loss is allocated to its members and reported on their personal tax returns.

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company met its net capital requirement.

Silverman Linden Johnson LLP
Certified Public Accountants



Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS OF OLYMPUS SECURITIES, LLC:

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Linden Johnson LLP

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2007

OLYMPUS SECURITIES, LLC

COMPUTATION OF NET CAPITAL RULE UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Net Capital	
Total members' equity	$ 931,134
Deductions	
Nonallowable assets:	
Fixed assets	(28,866)
Other current assets	(1,000)
Net capital before haircuts	901,268
Other securities	(220,507)
Undue concentration	(124,312)
Net captial	556,449
Minimum net capital requirement	100,000
Excess over minimum requirement	$ 456,449
Aggregate indebtedness	$ 377,750

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA at December 31, 2006.

Silverman Linden Johnson LLP
Certified Public Accountants

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com



INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

TO THE MEMBERS OF OLYMPUS SECURITIES, LLC:

In planning and performing our audit of the financial statements of OLYMPUS SECURITIES, LLC, (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making period computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-3

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of OLYMPUS SECURITIES, LLC to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater alliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 within regulation of registered brokers and dealers, and should not be used for any other purpose.

Silverman Linden Johnson LLP

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2007

END